UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Applied Minerals, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

03823M100
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Berylson Master Fund, LP Berylson Capital Partners, LLC James Berylson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Berylson Master Fund, LP - Cayman Islands Berylson Capital Partners, LLC - Delaware James Berylson - United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Berylson Master Fund, LP - 0 shares Berylson Capital Partners, LLC - 0 shares James Berylson - 0 shares
6    Shared Voting Power

Berylson Master Fund, LP - 14,341,038 shares of Common Stock
Berylson Capital Partners, LLC - 14,341,038 shares of Common Stock
James Berylson - 14,341,038 shares of Common Stock

Refer to Item 4 below.

7 Sole Dispositive Power Berylson Master Fund, LP - 0 shares Berylson Capital Partners, LLC - 0 shares James Berylson - 0 shares
8    Shared Dispositive Power

Berylson Master Fund, LP - 14,341,038 shares of Common Stock
Berylson Capital Partners, LLC - 14,341,038 shares of Common Stock
James Berylson - 14,341,038 shares of Common Stock

Refer to Item 4 below.

9
Aggregate Amount Beneficially Owned by Each Reporting Person

Berylson Master Fund, LP - 14,341,038 shares of Common Stock
Berylson Capital Partners, LLC - 14,341,038 shares of Common Stock
James Berylson – 14,341,038 shares of Common Stock

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* Berylson Master Fund, LP - 6.5% Berylson Capital Partners, LLC - 6.5% James Berylson - 6.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Berylson Master Fund, LP - PN (Limited Partnership) Berylson Capital Partners, LLC - OO (Limited Liability Company) James Berylson – IN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
Applied Minerals, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
55 Washington Street - Suite 301 Brooklyn, NY 11201

Item 2.

(a)	Name of Person Filing:
Berylson Master Fund, LP Berylson Capital Partners, LLC James Berylson
(b)	Address of Principal Business Office or, if none, Residence:
Berylson Master Fund, LP Berylson Capital Partners, LLC James Berylson c/o Berylson Capital Partners, LLC 200 Clarendon Street, 50th Floor Boston, MA 02116
(c)	Citizenship:
Berylson Master Fund, LP - Cayman Islands Berylson Capital Partners, LLC - Delaware James Berylson - United States
(d)	Title of Class of Securities:
Common Stock, par value $0.001
(e)	CUSIP Number:
03823M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Shares reported herein for Berylson Master Fund, LP (the “Fund”) represent (i) 12,542,943 shares (the "Conversion Shares") of the Issuer's common stock, $0.001 par value per share (the "Common Stock") issuable, as of December 31, 2021, upon the conversion of certain convertible notes owned and held of record by the Fund; and (ii) warrants to purchase 1,798,095 shares of the Common Stock (the “Warrant Shares”) which were issued to the Fund on December 14, 2017.  Shares reported herein for Mr. Berylson and Berylson Capital Partners, LLC (“Berylson Capital”) represent the above-referenced shares reported for the Fund, for which Berylson Capital serves as the investment manager. Mr. Berylson is the sole owner and managing member of Berylson Capital.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentages herein are calculated based upon 204,736,762 shares of the Common Stock outstanding as of December 31, 2021 (based on information included in the Issuer's Quarterly Report for the quarter ended September 30, 2021), plus the Conversion Shares and the Warrant Shares.

(a)	Amount Beneficially Owned: **
Berylson Master Fund, LP - 14,341,038 shares of Common Stock Berylson Capital Partners, LLC - 14,341,038 shares of Common Stock James Berylson - 14,341,038 shares of Common Stock
(b)	Percent of Class:
Berylson Master Fund, LP - 6.5% Berylson Capital Partners, LLC - 6.5% James Berylson – 6.5%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Berylson Master Fund, LP - 0 shares Berylson Capital Partners, LLC - 0 shares James Berylson - 0 shares
	(ii)	shared power to vote or to direct the vote
Berylson Master Fund, LP - 14,341,038 shares of Common Stock Berylson Capital Partners, LLC - 14,341,038 shares of Common Stock James Berylson - 14,341,038 shares of Common Stock
	(iii)	sole power to dispose or to direct the disposition of
Berylson Master Fund, LP - 0 shares Berylson Capital Partners, LLC - 0 shares James Berylson - 0 shares
	(iv)	shared power to dispose or to direct the disposition of
Berylson Master Fund, LP - 14,341,038 shares of Common Stock Berylson Capital Partners, LLC - 14,341,038 shares of Common Stock James Berylson - 14,341,038 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission on May 1, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2022

BERYLSON MASTER FUND, LP

By: Berylson Capital Partners GP, LLC,
its General Partner

By: /s/ James Berylson
James Berylson, Managing Member

BERYLSON CAPITAL PARTNERS, LLC

By: /s/ James Berylson
James Berylson, Managing Member

JAMES BERYLSON

/s/ James Berylson
James Berylson